

10032631


SEC MAIL PROCESSING
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NOV 19 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27736

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 9/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Assets Advisory, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 South Orange Avenue, Suite 1100
(No. and Street)

Orlando	FL	32801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Sheri Cuff — 407-254-1515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff, P. A.
(Name – *if individual, state last, first, middle name*)

999 Douglas Ave., Suite 3325	Altamonte Springs,	FL	32714
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sheri Cuff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Assets Advisory, LLC, as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



EDWARD F. CAPUTO
NOTARY PUBLIC
STATE OF FLORIDA
Comm# DD0944778
Expires 12/7/2013

Notary Public

Signature

Chief Operating Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

Report of Independent Certified Public Accountants

Board of Members
International Assets Advisory, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
Orlando, Florida

We have audited the accompanying statement of financial condition of International Assets Advisory, LLC, a wholly-owned subsidiary of Pecunia Management, LLC, as of September 30, 2010, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Assets Advisory, LLC, a wholly-owned subsidiary of Pecunia Management, LLC as of September 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 13 - 15 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A.

November 12, 2010

999 DOUGLAS AVENUE ► SUITE 3325 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2010

Assets

Cash and cash equivalents	$ 813,533
Clearing deposit with clearing agent	100,000
Certificate of deposit, restricted (Note 7)	20,407
Other receivables	33,943
Prepaid expenses	48,375
Not readily marketable securities, at estimated fair value	120
Furniture and equipment, net of accumulated depreciation of $122,196	25,371
Intangibles, net of accumulated amortization of $181,561	79,957
	$ 1,121,706

Liabilities and Member's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 308,754
Capital lease obligation	7,608
Total liabilities	316,362
Members equity	805,344
	$ 1,121,706

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2010

Revenues:	
Commissions and fees	$ 3,426,206
Investment advisory fees	101,524
Trading gains and losses, net	186,689
Interest income	110,583
Other	38,865
	3,863,867
Expenses:	
Broker commissions	2,000,279
Wages and employee benefits	712,356
Telephone and communications	138,380
Floor brokerage and clearance fees	235,492
Occupancy	194,454
Depreciation and amortization	80,006
Professional fees	68,911
Advertising and marketing	7,885
Interest	4,387
Other	291,048
	3,733,198
Net profit	$ 130,669

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2010

Balance, September 30, 2009	$ 644,675
Member contributions	30,000
Net profit	130,669
Balance, September 30, 2010	$ 805,344

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2010

Cash flow from operating activities:	
Net profit	$ 130,669
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	80,006
Increase or decrease in assets and liabilities:	
Decrease in receivable from clearing brokers	12,875
Decrease in other receivables	31,214
Increase in prepaid expenses	(16,192)
Decrease in securities owned, not yet sold	39,682
Decrease in not readily marketable securities	851
Decrease in other assets	5,623
Increase in accounts payable and accrued expenses	235,057
Total cash used by operating activities	519,785
Cash flow from investing activities:	
Increase in certificate of deposit	(199)
Purchase of fixed assets	(8,506)
Total cash used in investing activities	(8,705)
Cash flow from financing activities:	
Member contributions	30,000
Payments on capital lease	(3,678)
Total cash generated by financing activities	26,322
Net increase in cash	537,402
Cash and cash equivalents at the beginning of year	276,131
Cash and cash equivalents at the end of year	$ 813,533
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 4,387

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2010

1. ORGANIZATION

International Assets Advisory, LLC (the "Company") a single-member LLC, is a full-service broker dealer and money management company headquartered in Orlando, Florida. The Company conducts its operations primarily in the United States, as well as internationally. The Company introduces transactions to another registered clearing broker, Pershing, which carries such accounts on a fully disclosed basis. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company became a wholly-owned subsidiary of Pecunia Management, LLC (the "Parent"), as of December 14, 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Cash deposit with clearing broker – The Company has a fully disclosed clearing agreement (the "Agreement") with Pershing entered into and effective July 1, 2008. Prior to July 1, 2008, the Company cleared through First Clearing, LLC. As of September 30, 2010, First Clearing, LLC still has a few open accounts as business is being wound down, but the amounts are immaterial and included in Receivable from Clearing Broker. In accordance with the terms of the Agreement, Pershing shall carry the proprietary accounts of the Company and the cash and margin accounts of the customers of the Company introduced by the Company to Pershing and accepted by Pershing, and shall clear all transactions on a fully disclosed basis for such accounts in the manner and to the extent as set forth in the Agreement. In addition, the Company is required to maintain a clearing deposit account, for which the Company and Pershing have agreed on the sum of $100,000 to assure the Company's performance of its obligations under the Agreement. The deposited funds are restricted to the specific requirements as outlined in the Agreement. Further, in the event of a substantial change in the nature and extent of the Company's business operations, Pershing could suggest that an additional amount or amounts be deposited and/or reduce the amount required. At September 30, 2010, the Company was not aware of any changes in its business operations that would require an additional increase in the restricted deposit account.

Due from clearing brokers - Due from clearing brokers represents monies due the Company from the Clearing Brokers through securities generated transactions. An allowance for doubtful accounts is not recorded since the Clearing Brokers adjust accounts monthly to actual collections and the Company writes-off accordingly.

Furniture and equipment - Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. Betterments and renewals are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from three to five years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Fees and other charges – Investment advisory fees are received monthly and recognized as earned over the term of the contract. The fees are based on a certain percentage of managed assets maintained in the customers' accounts.

Advertising costs -Advertising costs are expensed as incurred. Advertising costs for the year ended September 30, 2010, were approximately $7,900.

Income taxes – The Company is a single member LLC. As a result, the member will report the entire taxable income or loss on its income tax return. Therefore, no provision for income taxes has been made to these financial statements. The Company intends to distribute funds to its Parent to cover any tax liabilities it may have once the return is prepared.

Fair value of financial instruments - The majority of the Company's financial assets and liabilities (cash, clearing deposit, certificate of deposit, accounts payable and accrued expenses) are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value in accordance with FASB 157. See Footnote 3 for further detail.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. FAIR VALUE MEASUREMENTS

The Company has certain investments reported in the accompanying statement of financial condition. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

The following schedule details the level of the Company's financial assets and liabilities:

	Fair Value	Fair Value Measurements Using: Quoted Prices for Similar Assets or Liabilities in Active or Inactive Markets (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$ 448,436	$ 448,436	$ -
Other receivables	33,942	-	33,942
Not readily marketable securities	120	-	120
	$ 482,498	$ 448,436	$ 34,062

The following is the change in Level 3 balances during the year ended September 30, 2010:

Beginning balance at October 1, 2009	$ 66,129
Decrease in other receivables	(31,216)
Decrease in not readily marketable securities	(851)
Balance at September 30, 2010	$ 34,062

Money market funds are recorded as cash equivalents in the accompanying statement of financial condition.